SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File Number: 001-14733

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.

150 N Bartlett

Medford, OR 97501

Reports of Independent Registered Public

Accounting Firms

and Financial Statements with

Supplemental Schedule for

Lithia Motors, Inc. Salary

Reduction Profit Sharing Plan

December 31, 2016 and 2015

TABLE OF CONTENTS

Page

REPORTS OF independent REGISTERED PUBLIC ACCOUNTING FIRMS	1 - 2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016
Schedule H, Line 4i – Schedule of Assets (held at end of year)	12

EXHIBIT INDEX
Consents of Independent Registered Public Accounting Firms	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KIECKHAFER SCHIFFER & COMPANY LLP

Portland, Oregon

June 19, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the “Plan”) as of December 31, 2015. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Cleveland, Ohio

June 22, 2016

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Participant directed investments, at fair value
Common collective trust funds	$44,346,448	$43,096,724
Interest-bearing cash	5,668,141	593,312
Registered investment companies	171,472,268	149,796,877
Lithia Motors, Inc. Class A Common Stock	25,689,584	30,186,147
	247,176,441	223,673,060

Receivables
Notes receivable from participants	11,292,526	9,828,626
Employer's contribution	5,368,587	5,150,450
	16,661,113	14,979,076
	263,837,554	238,652,136

LIABILITIES
Excess participant contributions payable	(42,341)	(62,526)

NET ASSETS AVAILABLE FOR BENEFITS	$263,795,213	$238,589,610

See Notes to Financial Statements	Page 3

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employer's	$5,368,587
Participants'	28,670,816
Rollovers	7,084,023
Total Contributions	41,123,426

Investment income:
Interest and dividends	4,548,344
Net appreciation in fair value of investments	8,947,732
Total Investment income	13,496,076

Interest income on notes receivable from participants	431,980

Total additions	55,051,482

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	29,126,006
Administrative expenses	719,873
Total deductions	29,845,879

NET INCREASE IN NET ASSETS	25,205,603

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	238,589,610

End of year	$263,795,213

See Notes to Financial Statements	Page 4

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the Company or Lithia) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Plan Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Bank of America Merrill Lynch as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2016, the Company contributed 46% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, up to 85% of their eligible compensation. Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. In the event that the employee works fewer than six months in the first year, the annual increases do not begin until the third year. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans at December 31, 2016 ranged from 4.25% to 6.00%, with maturities through 2046.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2016 and 2015 totaled $678,031 and $311,909, respectively, and are used to reduce future employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued unpaid interest.

Excess Participant Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

Payment of Benefits – Benefits are recorded when paid.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Collective Trust Funds: The common collective trust funds are valued at net asset value (NAV) per share or its equivalent of the funds, which are based on the fair value of the funds' underlying assets. There are no redemption restrictions or unfunded commitments on these investments. Participants can buy or sell units of the common collective trust funds on a daily basis.

Interest-bearing cash: Valued at fair value based on outstanding balance.

Registered investment companies: Valued at quoted market prices which represent the NAV of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Lithia Motors, Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2016 and 2015.

	Balance at December 31, 2016
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$5,668,141	$-	$5,668,141	$-
Registered investment companies	171,472,268	171,472,268	-	-
Lithia Motors, Inc. Class A Common stock	25,689,584	25,689,584	-	-
		$197,161,852	$5,668,141	$-
Investments measured at NAV:
Common collective trust funds	44,346,448
Total investments at fair value	$247,176,441

	Balance at December 31, 2015
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$593,312	$-	$593,312	$-
Registered investment companies	149,796,877	149,796,877	-	-
Lithia Motors, Inc. Class A Common stock	30,186,147	30,186,147	-	-
		$179,983,024	$593,312	$-
Investments measured at NAV:
Common collective trust funds	43,096,724
Total investments at fair value	$223,673,060

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer’s contribution receivable and excess participant contributions payable. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2014. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$263,795,213	$238,589,610

Employer's contribution receivable not accrued on Schedule H of Form 5500	(5,368,587)	(5,150,450)

Benefits payable accrued on Schedule H of Form 5500 but not on financial statements	(259,116)	(300,812)

Excess participant contributions payable not accrued on Schedule H of Form 5500	42,341	62,526

Net assets available for benefits per Schedule H of Form 5500	$258,209,851	$233,200,874

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2016 to Schedule H of Form 5500:

Year Ended
December 31, 2016
Employer contributions per the financial statements	$5,368,587

Plus 2015 employer contributions received by the Plan in 2016 not accrued on Schedule H of Form 5500	5,150,450

Less 2016 employer contributions received by the Plan in 2016 and not accrued on Schedule H of Form 5500	(5,368,587)

Employer contributions per Schedule H of Form 5500	$5,150,450

Year Ended
December 31, 2016
Participant contributions per the financial statements	$28,670,816

Excess participant contributions for 2016	42,341

Participant contributions per the Schedule H of Form 5500	$28,713,157

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

Year Ended
December 31, 2016
Benefits paid to participants per the financial statements	$29,126,006

Less benefits payable accrued for 2015	(300,812)

Benefits payable accrued for 2016 on Schedule H of Form 5500 but not on financial statements	259,116

Excess contributions during 2016 relating to 2015	62,526

Total benefits paid per the Schedule H of Form 5500	$29,146,836

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2016, the Plan purchased $3,308,508 and sold $4,020,722 of the Plan Sponsor’s Common Stock. Shares held of Company’s stock as of December 31, 2016 and 2015 totaled 265,092 and 282,877, respectively. The fair value of Common Stock as of December 31, 2016 and 2015 totaled $25,689,584 and $30,186,147 respectively.

Certain Plan investments are managed by Bank of America Merrill Lynch, the trustee of the plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

EIN 93-0572810 PN 003

SUPPLEMENTAL SCHEDULE OF ASSETS

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value Rounded
*		Bank of America, N.A.	Interest-bearing Cash	N/A	$5,668,141
*		BIF Money Fund	Money Market	N/A	181,742
*		Lithia Motors, Inc. Common Stock	Common Stock	N/A	25,689,584
		Wells Fargo Stable Return FD C	Common/Collective Trusts	N/A	102
		State Street S&P 500 Index C	Common/Collective Trusts	N/A	33,977,362
		State Street Russell Sml/Mid C	Common/Collective Trusts	N/A	6,645,156
		State Street Small Cap Index	Common/Collective Trusts	N/A	3,723,828
		American EuroPacific Growth R6	Mutual Funds	N/A	7,470,094
		American Smallcap World	Mutual Funds	N/A	6,973,526
		Janus Flexible Bond FD CL I	Mutual Funds	N/A	2,153,994
		Vanguard Mid Cap Growth Fund	Mutual Funds	N/A	8,599,843
		Pimco Low Duration Fd Inst CL	Mutual Funds	N/A	3,360,771
		Goldman Sachs High Yield I	Mutual Funds	N/A	3,195,199
		Vanguard Selected Value FD	Mutual Funds	N/A	4,246,212
		American Century Inflation Adj	Mutual Funds	N/A	2,485,846
		T Rowe Price Blue Chip Growth	Mutual Funds	N/A	12,589,451
		John Hancock Disciplined R6	Mutual Funds	N/A	9,139,767
		Oppenheimer Developing FD CL I	Mutual Funds	N/A	3,803,953
		MFS Total Return FD CL R6	Mutual Funds	N/A	23,312,913
		JP Morgan 2015 Smart Retirement R6	Mutual Funds	N/A	6,765,208
		JP Morgan 2055 Smart Retirement R6	Mutual Funds	N/A	4,180,115
		JP Morgan 2025 Smart Retirement R6	Mutual Funds	N/A	9,431,020
		JP Morgan 2045 Smart Retirement R6	Mutual Funds	N/A	7,128,697
		JP Morgan Income Smart Retirement R6	Mutual Funds	N/A	3,048,388
		JP Morgan 2030 Smart Retirement R6	Mutual Funds	N/A	12,352,787
		JP Morgan 2050 Smart Retirement R6	Mutual Funds	N/A	7,071,142
		JP Morgan 2020 Smart Retirement R6	Mutual Funds	N/A	10,948,350
		JP Morgan 2040 Smart Retirement R6	Mutual Funds	N/A	11,987,114
		JP Morgan 2035 Smart Retirement R6	Mutual Funds	N/A	10,062,191
		Columbia Small Cap Val FD CL Y	Mutual Funds	N/A	983,945
*		Participants	Participant Notes Receivable (4.25% - 6.00%)	N/A	11,292,526
					$258,468,967
		N/A - Cost is not applicable as these are participant directed investments
	*	- Party-in-interest to the plan

See Notes to Financial Statements and Report of Independent Registered Accounting Firm	Page 12

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2017                        LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

By: /s/Carla Hegler

       Carla Hegler

EXHIBIT INDEX

Exhibit	Description
23	Consents of Independent Registered Public Accounting Firms

Page 14